

16013605

aaB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIMARY CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, 9th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company, P.A.
(Name – *if individual, state last, first, middle name*)

15 Warren Street, Suite 25	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Leo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primary Capital LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Barbara R Schettino
Notary Public of N.J.
Comm. Exp. 3/22/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMARY CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2015

PRIMARY CAPITAL, LLC

TABLE OF CONTENTS


Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Primary Capital, LLC

We have audited the accompanying financial statements of Primary Capital, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Primary Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Primary Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Primary Capital LLC's financial statements. The supplemental information is the responsibility of Primary Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Paritz & Company, P.A.

February 28, 2016

PRIMARY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSESTS	
Cash and cash equivalents	$ 442,783
Accounts receivable	15,000
Prepaid expenses	10,123
Clearing broker deposit	100,000
Commissions receivable	188,489
Securities owned, at market value	143,941
Security deposit	47,105
Property, artwork and equipment	141,544
TOTAL ASSETS	**$1,088,985**
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES	
Accounts payable and accrued expenses	219,928
TOTAL LIABILITIES	219,928
MEMBER'S CAPITAL	869,057
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 1,088,985**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 1,674,185
Trading Income	3,378
Investment banking fees	52,490
Consulting Income	541,233
Finder's Fee Income	984,756
Unrealized gains (loss) on marketable securities	100,497
Interest income	36
TOTAL REVENUES	**3,356,575**
EXPENSES:	
Consulting	719,430
Compensation and benefits	116,011
Clearing fees	148,863
Trading fees	8,723
Professional fees	158,000
Investment banking fees	46,237
Rent	164,506
Commissions	1,402,342
Signing bonus	112,500
Travel and entertainment	91,248
Office expenses	216,976
Depreciation	8,734
Insurance	56,603
Regulatory	91,304
Bad debt	50,000
TOTAL EXPENSES	**3,391,477**
NET LOSS	**$ (34,902)**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Contributed Capital	Accumulated Deficit	Total Member's Equity
BALANCE JANUARY 1, 2015	**$2,549,586**	**($1,640,627)**	**$908,959**
Member's Distribution	(5,000)	0	(5,000)
Net Loss	-	(34,902)	(34,902)
BALANCE DECEMBER 31, 2015	**$2,544,586**	**($1,675,529)**	**$869,057**

See notes to financial statements

PRIMARY CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES	
Net Loss	$ (34,902)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	8,734
Changes in assets and liabilities	
Accounts receivable	(15,000)
Prepaid expenses	(10,122)
Commissions receivable	(91,813)
Securities owned	(120,578)
Security deposit	(14,469)
Accounts payable and accrued expenses	37,839
Net cash used in operating activities	(240,311)
INVESTING ACTIVITIES	
Member's Distribution	(5,000)
Net cash used in investing activities	**(5,000)**
Decrease in Cash	**(245,311)**
Cash-Beginning of year	**688,094**
Cash-End of year	**$ 442,783**

See notes to financial statements

PRIMARY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company has agreements ("Agreements") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned and on margin. Certain of management=s estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company=s industry and general economic conditions. It is possible that these external factors could have an effect on management=s estimates that could cause actual results to differ from their estimates. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Trading securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of investments in corporate stocks. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a trade date basis.

Investment banking fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction closes.

Finder's fee income is recognized when the transactions closes. Consulting income is recognized on the straight line basis over the term of the related agreement

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

> Level 1 — quoted prices in active markets for identical assets or liabilities
>
> Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable
>
> Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

Income taxes

The Company is organized as a single member Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. Accordingly, the Company does not file a Federal and state income tax return and any income taxes due from the Company is filed with the member's personal tax return.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

Rental Expense

Rental expense is accounted for on the straight-line method. Deferred rent payable as of December 31, 2015 which aggregates $2,402 represents the excess of recognized rent over scheduled lease payments and is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

2 CLEARING BROKER DEPOSIT

The Company is required to maintain clearing deposits of $50,000 with Alpine Securities and $50,000 with Cor Clearing, under the terms of its fully disclosed clearing agreements. The Company is required, among other things, to maintain excess net capital of $100,000.

3 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that, the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2015 the Company had regulatory net capital of $526,344 which exceeded requirements by $426,344. The Company's ratio of aggregate indebtedness to net capital was .42 to 1.

4 SECURITIES OWNED

Securities owned and on margin consist of equity securities owned by the Company. At December 31, 2015, securities owned at market value were common stocks. No margin existed at that date.

5 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 are as follows:

	Amount	Estimated Useful Life
Computer	$ 23,492	5 years
Furniture and equipment	107,448	7 years
Leasehold improvements	75,362	39.5 years
	206,302	
Less accumulated depreciation	(64,758)	
	$141,544	

6 COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is committed under non-cancelable operating leases for the office space which expire through September 2020. The aggregate minimum future payments under these lease are as follows:

Year ending December 31,	
2016	$186,000
2017	$158,000
2018	$143,000
2019	$143,000
2020	$108,000

In addition, the Company leases additional office space in NY through a related party, pursuant to a lease agreement which expires in January 1, 2017, which requires annual rentals of approximately $55,400 plus operating expenses.

Rental expense charged to operations for the year ended December 31, 2015 aggregated approximately $240,000.

Litigation

On June 30, 2015, the Securities and Exchange Commission (the "SEC") issued a formal Order ("the Order") Directing Private Investigation and Designating Officers to Take Testimony from the Securities and Exchange Commission. The Company was made aware of the Order in February 2016. The Order alleges that possible violations by the Company of Sections 5(a) and 5(c) of the Securities Act of 1933 and Sections 17(a) and 10(b) of the Securities and Exchange Act of 1934 and Rule 10b-5 thereunder with respect to certain issuers may have occurred beginning on January 1, 2014. The Order provides, among other things, that a private investigation shall be made to determine whether the Company, or its officers, directors, employees, partners, subsidiaries or affiliates engaged in the potential violations of securities laws the possibility of which are alleged in the Order. The Company intends to fully comply with the SEC Order, however the Company believes the allegation in the Order to be without merit and plans to vigorously defend from these allegations.

7 RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

8 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 28, 2016 the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

PRIMARY CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17A-5(D)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE IV - INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS UNDER RULE 15c3-3

SCHEDULE V – INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

PRIMARY CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of net capital	
Total member's capital from statement of financial condition	$869,057
Less – Non-allowable assets	
Property and equipment – net	141,544
Security deposit	47,105
Prepaid Expenses	1,012
Blockage	143,941
Net capital before haircuts	342,713
Haircuts on securities positions	
Other securities	0
Net capital	**$ 526,344**
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	$ 219,928
Aggregate indebtedness	$ 219,928
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 14,662
Minimum dollar per capital requirements	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 100,000
Excess net capital	**$ 426,344**
Net capital less 120% of minimum dollar net capital required	**$ 406,344**
Ratio: aggregate indebtedness to net capital	**0.41 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 526,344
Net capital, as included in this report	**$ 526,344**

PRIMARY CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company had no liability subordinated to claims of general creditors as of January 1, 2016. In addition, there were none in existence during the year ended December 31, 2015 and, accordingly, there are no changes to report.

PRIMARY CAPITAL, LLC

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.


Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Primary Capital, LLC

We have reviewed management's statements regarding Information Relating to Possession of Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission, in which (1) Primary Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Primary Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Primary Capital, LLC stated that Primary Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Primary Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primary Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Paritz & Company, P.A.

Hackensack, NJ

February 28, 2016

PRIMARY CAPITAL, LLC

SCHEDULE IV

INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Primary Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*. The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2015 through December 31, 2015.

Primary Capital, LLC

I, John C. Leo, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By____



Chairman

February 24, 2016


Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Primary Capital, LLC

In accordance with Rule 17a-5(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Primary Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Primary Capital LLC's compliance with the applicable instructions of Form SIPC-7.Primary Capital LLC's management is responsible for Primary Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including canceled checks, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company, P.A.

Hackensack, New Jersey
February 28, 2016

PRIMARY CAPITAL LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 3,107,178
General Assessments at .0025	7,768
Payments remitted with form SIPC-6	<2,872>
Less prior overpayment applied	-
Amount due (overpayment) with form SIPC-7	$ 4,896